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                           Filed by Tele Centro Oeste Celular Participacoes S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933

                   Subject Company: Tele Centro Oeste Celular Participacoes S.A.

                                                  Commission File No. 333-110080


THE FOLLOWING IS A NOTICE OF TO SHAREHOLDERS MADE PUBLIC BY THE COMPANY RELATING
  TO THE PROPOSED MERGER OF SHARES (INCORPORACAO DE ACOES) OF TELE CENTRO OESTE
       CELULAR PARTICIPACOES S.A. WITH TELESP CELULAR PARTICIPACOES S.A.

                                    * * * * *

     These materials may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

     The forward-looking statements in these materials are subject to a number of risks and uncertainties, including, but not limited to, changes in technology, regulation, the global cellular communications marketplace and local economic conditions. These forward-looking statements relate to, among other things, the timetable for the merger of shares.

     Forward-looking statements may be identified by words such as "believes," "expects," "anticipates," "projects," "intends," "should," "seeks," "estimates," "future" or similar expressions.

     These statements reflect our current expectations. In light of the many risks and uncertainties surrounding this marketplace, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

     Investors and security holders are urged to read the prospectus regarding the strategic business combination transaction, which Telesp Celular Participacoes S.A. has filed with the U.S. Securities and Exchange Commission as part of its Registration Statement on Form F-4, because it contains important information. Investors and security holders may obtain a free copy of these materials and other documents filed by Telesp Celular Participacoes S.A. and Tele Centro Oeste Celular Participacoes S.A with the Commission at the Commission's website at www.sec.gov. These materials may also be obtained for free from Tele Centro Oeste Celular Participacoes S.A.

                                    * * * * *


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                                                                               2


                                    EXHIBITS



   EXHIBIT
   NUMBER                                         DESCRIPTION
   ------                                         -----------
      1        Notice to Shareholders.

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                                                                       EXHIBIT 1


                       TELESP CELULAR PARTICIPACOES S.A.
                           CNPJ N 02.558.074/0001-73
                            A publicly-held company

                           TELE CENTRO OESTE CELULAR
                               PARTICIPACOES S.A.
                           CNPJ N 02.558.132/0001-69
                            A publicly-held company

                            -----------------------

                             NOTICE TO SHAREHOLDERS

TELESP CELULAR PARTICIPACOES S.A. and TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. hereby advise you that the general shareholders meetings scheduled for January 7, 2004 have been suspended, as informed in a relevant fact with the same date hereof.

                          Sao Paulo, December 29, 2003

                       TELESP CELULAR PARTICIPACOES S.A.
                            Felix Pablo Ivorra Cano
                       Chairman of the Board of Directors

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                          Iriarte Jose Araujo Esteves
                    Vice-Chairman of the Board of Directors